Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2020.

As at April 30, 2020
(in millions of Canadian dollars)
Subordinated Debt	7,344

Total Equity
Preferred Shares(1) and Other Equity Instruments(2)	5,348
Common Shares	13,000
Contributed Surplus	301
Retained Earnings	29,426
Accumulated Other Comprehensive Income	7,159

Total Shareholders’ Equity	55,234
Total Capitalization	62,578

Notes:

(1)

Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42, 44 and 46. For more information on the classification of Preferred Shares, please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2020.

(2)

The Other Equity Instruments described under Shareholders’ Equity consist of Additional Tier 1 Capital Notes. Please refer to Note 6 of the unaudited interim consolidated financial statements of Bank of Montreal for the six-months ended April 30, 2020.